Exhibit 14

Code of Business Conduct

Living TIAA’s values and acting with integrity in all that we do I am incredibly proud to lead a company where every day all of you work tirelessly to make a difference for our clients, and deliver lifetime income to all with investments that build a better world. I’m particularly heartened, and always inspired, by the way you serve our clients—by living our value and operating with the highest possible ethical standards. This commitment continues to set us apart from the rest of the industry. We are a trusted and respected name in the Financial services industry not only because of the results we deliver for clients, but also because we are committed to operating each and every day with integrity. The Code embodies our high ethical standards and values, and it provides a critical and strong foundation for our mission, brand and commitment to our clients. Please take time to read the Code in its entirety and reflect on how you will live it every day in your role. Our cherished reputation with clients has been earned over the past century through the hard work, dedication and integrity of the employees who came before us, and it is up to us to continue upholding this reputation for the future. The very special institutions and individuals we serve are counting on it, and I thank you for the important role you play. With gratitude, Thasunda Brown Duckett President and Chief Executive Officer Code of Business Conduct 1

The TIAA Code of Business Conduct contains the following sections and topics: Why does TIAA have a Code of Business Conduct? 4 The Code of Business Conduct principles.5 If you suspect or witness possible misconduct 13 TIAA Ethics Helpline directory 14 A checklist for ethical business conduct 16 Leadership’s role in supporting the Code.17 Appendix 18

The TIAA Code of Business Conduct The TIAA Code of Business Conduct (the “Code”) applies to every employee of TIAA and its subsidiaries (collectively, the “Company” or the “TIAA family of companies”). Other persons performing services for the Company also may be subject to this Code by contract or other agreement. The Code is not a contract of employment and it does not convey any specific employment rights or guarantee employment for any specific time.

Why does TIAA have a Code of Business Conduct? The Code embodies the values of TIAA and its family of companies, and outlines both expected and unacceptable standards of behavior when doing business. Think of the Code as an ethical framework for all your business-related decisions, actions and interactions with clients, business partners, and colleagues. Solid corporate values have come to be expected in today’s business world, but what sets the Company apart is the degree to which we incorporate our Code into daily business conversations, behaviors and decisions. We all must follow the Code of Business Conduct All employees of the Company must comply with the Code, and adhere to it at all times and at all locations, including instances when we are W Working on behalf of or representing the Company as at a co-sponsored volunteer event, W Working remotely in our hybrid model, W Attending conferences, and W Meeting with clients at non-Company locations. Each employee must attest to having read and understood the Code and agree to follow it. The Company takes seriously allegations of suspected violations of the Code or any Company policy, and will promptly review any such allegations that it receives. We are all expected to cooperate fully with any investigation of a potential violation. Failure to comply with the Code or fully cooperate with any investigation can result in corrective action up to and including termination of employment. The Company does not tolerate retaliation against an employee who speaks up as part of or outside of an investigation. Code of Business Conduct 4

The Code of Business Conduct principles Be honest and fair Be accountable Use good judgment Be respectful and promote inclusion Protect client and Company information Comply with laws and regulations Ask questions and speak up The following pages provide more information on each principle along with guidelines for compliance.

Be honest and fair We are committed to conducting our business affairs honestly and fairly, and believe both qualities are essential for delighting our clients and creating an exceptional experience for our employees. We must maintain high standards of ethical business conduct and display personal integrity at all times to protect our Company’s reputation, and meet our commitments to clients and colleagues. The Code in action Guidelines for being honest and fair Do not take unfair advantage of another person, party or situation through improper business practices, such as manipulation, fraud, coercion, intimidation, concealment, misuse of confidential information, misrepresentations or criminal wrongdoing. Conflicts of interest Your personal interests may Avoid actual or perceived conflicts of interest between your personal interests and the Company’s interests. Obtain compliance approval create risk to the Company before engaging in activities that could pose a potential conflict in certain circumstances. of interest, such as public office, board appointments, political Disclose any conflicts per contributions, secondary employment and other outside business activities, business investments, and gifts. Don’t use your position at Company policy or contact the Company for inappropriate personal gain for yourself or members a Speak Up resource for of your family. further guidance. Deal honestly with everyone, including clients, suppliers, competitors and employees. When conducting Company business, always put your professional responsibility before your personal interests. Code of Business Conduct 6

Be accountable We are personally accountable and answerable for what we do, say and write. We not only take ownership of our own job responsibilities, but support our managers, teams, and colleagues as they carry out their duties and obligations. We accept the fact that we’re only human and may make mistakes. When mistakes happen, we own our part and do what we can to correct them. The Code in action Guidelines for being accountable Take personal responsibility for your words and actions, no matter the outcome. Admit to mistakes and take action to correct them. Feedback Keep your promises and commitments. TIAA’s culture of feedback Work with others to accomplish goals and objectives. is vital to continuously improving and strengthening Own the mission and direction of the Company by proactively seeking how we operate. We must ways to align our actions and behaviors, and those of our teams, to the priorities of the Company. hold each other accountable in our commitments to each other and to our stakeholders.

Use good judgment Exercising good judgment involves thinking things through and considering the short- and long-term consequences of a decision or action. This may involve sharing information, working through ideas with other people and sometimes holding off on an action to avoid a harmful outcome. Simply put, we should be thoughtful in our approach to the work we do. Let’s never forget that our Company’s reputation is one of its most valuable assets. Using good judgment is an important way to safeguard it. Each of us plays a vital role in protecting the TIAA name and associated brands, and has a stake in the success of our efforts. The Code in action Guidelines for using good judgment Obtain input from key internal stakeholders before finalizing a decision. Take into account all relevant considerations and weigh them appropriately, in a manner that’s consistent with Company’s business objectives and values. Our guide Act as a brand ambassador whenever you are representing the Company The Code is our guide in all externally, whether for work, business travel or other reasons. we do, say and create. We must apply the principles Exercise care in the use of email, the internet, texts, chats and social and guidelines of the Code media on behalf of the Company or when using Company resources, to our interactions with such as hardware, software and supplies. our colleagues, our clients, Understand, identify and mitigate risks that may arise from your our third parties and our responsibilities. Know what options are available and anticipate the other stakeholders. impact of your choices. Code of Business Conduct 8

Be respectful and promote inclusion Mutual respect and professional conduct are, and have always been, central to our corporate culture. We value the diversity of our employees and take steps to ensure that every company in the TIAA family of companies provides an inclusive environment, where employees bring their best selves to work. Our differences make us stronger, and lead to better outcomes by enabling us to vet ideas and plans against a wide variety of experiences and opinions. We can’t allow our differences to become a source of disrespect, exclusion or discrimination, or let our similarities result in practices that favor some individuals over others. Rather, we must create an environment where all employees feel valued and thrive. And we must view our differences as a source of strength that we can leverage for the continued success and long-term health of the Company. The Code in action Guidelines for being respectful and inclusive Respect differences of opinion, perspectives or approaches to a particular situation. Treat everyone fairly without regard to age, race, gender, ethnicity, Our experiences sexual orientation, gender identity, disability, religion or any other category protected by applicable law. Discrimination, harassment We each bring our own and retaliation are strictly prohibited as is engaging in intimidating, unique experiences and demeaning or offensive behavior. solutions with us to TIAA. We must champion sharing Value and use diversity and its many dimensions to enrich business our diversity through our results and practices. ideas and solutions for our clients. Code of Business Conduct 9

Protect client and Company information All Company employees are required to protect client and Company information. We should review or share such information only to the extent permitted, required and necessary to conduct the business of our Company. Proprietary business information—including client data, investment data, product information and business strategy—should be shared only with appropriate parties on a need-to-know basis. The Code in action Guidelines for protecting client and Company information Follow information security and privacy standards and procedures for handling client and Company information. When in doubt about whether or how you can access information or provide it to another Think first party, ask the appropriate stakeholder. Before sending or sharing Maintain accurate and thorough records, including financial reports confidential or propriety and other Company records, and ensure such records are never data with another party, misrepresented or manipulated. Records must also be retained think through whether in accordance with record retention requirements, including the there is another way to destruction of Company records, as established by law regulation or achieve the business goal Company policy. without sharing the data Report any suspicious activity or behavior that could compromise or sharing less data. Company or client information. Immediately report any possible breach of client or Company information or compromise of proprietary data. Code of Business Conduct 10

Comply with laws and regulations There are many laws and regulations that govern the way the Company does business, including those that control our insurance, retirement, asset management and trust activities. In addition, employment laws (including nondiscrimination laws) govern our policies and the safety of our workplace. We are committed to conducting business in a compliant manner. This requires us to understand and follow specific laws and regulations that apply to our activities as well as policies and procedures. The Code in action Guidelines for complying with laws and regulations Know and comply with federal, state, and local laws and regulations applicable to your job responsibilities. Know and comply with corporate, business unit, and support area Policy requirements policies and procedures applicable to your job responsibilities. The Company’s policies, Complete required training and attestations on time, as many are procedures and controls required by law. exist to ensure TIAA registrations complies with laws and Maintain required licenses and , including satisfying any continued education requirements. regulations. Circumvention of controls and violations Ask for guidance and/or clarification from a Speak Up resource of policy do not have to about applicable laws, regulations, policies and procedures when you rise to unlawful behavior to have a question. be a violation of the Code. Report any concerns about matters that may put the Company or our clients at risk, and behaviors that violate our Code or any Company policy. Code of Business Conduct 11

Ask questions and speak up Our corporate culture encourages and empowers employees to speak up by asking questions, voicing concerns, and sharing opinions in good faith. We work in a complicated business that is fast-paced and involves many legal, regulatory, and business requirements. There may be occasions when you are unsure about how to proceed in making a decision or taking action. At other times, you may simply want clarification on a matter. In these situations, the Company encourages you to ask questions or seek the advice of someone in a position to help you. The Code in action Guidelines for asking questions and speaking up If there is something you do not understand, ask someone who is in a position to help you. If you have concerns about work-related issues, tell someone who is in Speak up freely the best position to do something about it. Raise concerns about Do not retaliate against an employee who speaks up. work- related issues by using a Speak Up resource. Encourage others to speak up whenever they see behavior inconsistent Page 13 of this Code with the Code. provides information on channels available for reporting your concern as well as instructions for making a report. Code of Business Conduct 12

If you suspect or witness possible misconduct

If you suspect or witness what you believe in good faith to be a violation of this Code, law, regulation or Company policy, please speak up immediately. It is much easier for the Company to fix a problem sooner than a damaged reputation later.

Speak up without fear of retaliation

The Company encourages you to voice your concerns freely. Reprisal and retribution for speaking up will not be tolerated. We take all reports of retaliation seriously and investigate the claims. If the ensuing investigation finds retaliation did take place, the offender will be subject to corrective action, up to and including the termination of employment.

There are lots of ways to be heard

There are many different ways to relay your concerns when you experience, witness or suspect possible misconduct.

Speak Up resources[1]

Any manager

Employee Relations:
844-4-TIAAHR (option 8) or EmployeeRelations@tiaa.org

Any HR Business Partner or similar contact

Any HR Consulting Group Member:
Ask HR or HRServices@tiaa.org

Internal Investigations:
844-412-5656 or internalinvestigations@tiaa.org

Global Security Team:
866-800-0012 or sechotline@tiaa.org or corporatesecurity@tiaa.org

General Counsel for your organization

Compliance Officer for your organization

Ethics Helpline:
Use the web reporting form - **www.tiaaethics.org**
Telephone directory on pages 14 and 15

How to speak up anonymously

If you would like to report your concerns anonymously, the **Ethics Helpline** is the only Speak Up resource that will facilitate anonymous reporting. Anonymous reporting is available in all locations where legally permitted, including the U.S., India and the UK. To speak up anonymously, call the Ethics Helpline number that corresponds with your company/location. Turn to page 14 to find the appropriate phone number to use.

[1] For employees outside the United States, use the email addresses provided for Employee Relations, Internal Investigations and Global Security as the listed telephone numbers may not be appropriate. For employees in India, use **Grievance@in.tiaa.org** for Employee Relations and **TIAAINDIA_SecurityOperationCentre@tiaa.org** for Global Security. In some countries, international regulators provide confidential hotlines of which staff must be made aware at their workplace. Telephone instructions for the Ethics Helpline for international employees can be found in the TIAA Code of Business Conduct on pages 14 and 15.

Code of Business Conduct 13

TIAA Ethics Helpline directory The TIAA Ethics Helpline has dedicated telephone numbers in the countries as indicated below: India 000-800-0501-964 United Kingdom 0800-069-8160 United States 1-877-774-6492 For all other countries in the chart below, call center representatives of Convercent will greet you. Please be prepared to provide your employer name so that your report is routed appropriately. Ethics Helpline international numbers Argentina Denmark 0800-333-0095 8082-0058 Australia Finland 1-800-763-983 0800-07-635 Austria France 0800-281119 0805-080339 Brazil* Germany 0-800-892-2299 0800-181-2396 Canada Hong Kong 1-800-235-6302 800-906-069 Chile Iceland 800-914-012 800-4256 China Ireland 400-120-3062 1-800-904-177 Colombia* Italy (Bogota) 60-13816523 800-727-406* Anonymous reporting not permitted. Code of Business Conduct 14

TIAA Ethics Helpline directory (cont’d) Japan Romania 0800-170-5621 0-800-360-228 Korea, Republic of Singapore 080-808-0476 800-852-3912 Luxembourg Spain 800-27-311 900-905460 Netherlands Sweden 0-800-022-0441 020-889-823 Norway Switzerland 800-62-492 0800-838-835 Panama Taiwan 800-2066 00801-14-7064 Philippines United Arab Emirates 2-86263049 8000-3570-3169 Poland Uruguay 00-800-141-0213 000-401-912-22 Code of Business Conduct 15

A checklist for ethical business conduct Use the following questions as a checklist that can help you follow the Code when you represent the Company or make decisions on the Company’s behalf. Please Ask yourself remember Is the proposed activity legal? Neither the Code nor these guidelines can anticipate Are you acting ethically, fairly and in good faith? every possible situation. If you need guidance or Is this activity consistent with the Company’s values? assistance on a matter related to ethical conduct, Are you acting in the best interest of the client? speak to your manager or to an employee in a Could this activity be considered fraudulent or misleading? supporting or advisory role, such as Human Could this activity damage the Company’s reputation or brand image? Resources, Compliance or Internal Investigations. Could the Company lose clients if this information were made publicly available? Could this activity in any way be interpreted as, or appear to be, inappropriate or unethical behavior? Would you be uncomfortable if the detail of this activity were known by your colleagues, team members or family and friends, or if it appeared in a newspaper or on the internet? Code of Business Conduct 16

Leadership’s role in supporting the Code Our leadership is responsible for creating a work environment in which you can thrive and reach your full potential. They are required to role model ethical conduct, and support your championship of the Company’s values and your adherence to the Code. Leaders must: Take their management Immediately address any Support employees who and supervision suspicions of ethical concerns speak up by avoiding actual or responsibilities seriously. or misconduct, brought to perceived acts of retaliation. them in good faith, by escalating concerns for further investigation. Point out and explain pertinent Encourage you to ask Provide guidance to direct laws, regulations, policies and questions and foster reports and others who are compliance manuals related to an environment that questioning a decision or your work. welcomes them. course of action. Lead by example, and be a Inform teams about Involve a Speak Up resource role model for personal options for reporting when appropriate. integrity and ethical possible misconduct. business conduct. Answer your questions and address issues promptly. Code of Business Conduct 17

Appendix Our obligations as a U.S. At-will employment government contractor The Code and Guidelines are not intended to, and do Our Company has special obligations regarding fair not, create an employment contract (or other contractual employment practices and is subject to regulatory obligation) of any kind with any Company employee. Unless oversight of our hiring and workplace policies. otherwise provided by written agreement with your employer or required by applicable law in the relevant We are committed to providing equal opportunity jurisdiction, your employment is “at-will,” meaning in all of our employment practices, including hiring, that either you or your employer may end employment promotion, transfer and compensation of all applicants without notice for any reason or no reason at all. Further, and employees without regard to race, color, sex, sexual nothing herein constitutes conditions of employment or orientation, gender identity, national origin, disability, should be construed as express or implied contractual status as a protected veteran, or any other “protected commitments by the Company. category” set by applicable federal, state or local law including, without limitation, age, marital status, Respect for your rights citizenship status or genetic information. In addition to respecting protected categories, we are Nothing in this Code or any Company policy shall, or respectful and considerate of every individual in the shall be construed to, limit any employee’s right, if any, conduct of our business, regardless of differences in to discuss the terms and conditions of employment or belief systems, styles, experiences, perspectives and to engage in protected concerted activity as defined other things that shape their uniqueness. by law (such as in Section 7 of the U.S. National Labor Relations Act). In addition, neither this Code nor any Company policy shall be construed to prohibit you Non-U.S. operations from filing a complaint or communicating, reporting or assisting in the reporting or investigation of possible As the Company expands its operations internationally, violations of federal, state or local law or regulations to the management principles established in the Code will any governmental agency or self-regulatory organization, apply absent potential conflicts with applicable laws in or making other disclosures that reasonably may be other jurisdictions. These conflicts may involve applicable protected under whistleblower or other provisions of laws of two or more countries or this Code and applicable any applicable federal, state or local law or regulation. non-U.S. laws. If such a circumstance presents, please Prior authorization of, or notice to, the TIAA family of consult with Legal, Risk and Compliance for guidance on companies is not required to make any such reports or how to resolve that conflict properly. disclosures. However, the organization wants employees to share such concerns, anonymously (in countries where permitted by law) if desired, by contacting the Ethics Helpline without fear of retaliation. Phone numbers for the Ethics Helpline can be found in the Helpline Directory section on page 14 of this Code. Code of Business Conduct 18

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